One Post Office Square, Boston, MA 02109
800.836.2414 calvert.com

2050 M Street NW, Washington, DC 20036
202.238.2200

February 3, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-1 (g)(1)(ii) under the Investment Company Act of 1940 is:

(i)	A copy of the fidelity bond;

(ii)	a certified copy of the resolutions of a majority of the directors who are not interested persons of the series funds listed on Schedule A approving the bond.

(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from December 31, 2025 to December 31, 2026;

(iv)	a statement as to the period for which premiums have been paid; and

(v)	a copy of the agreement among each of the named insured registered investment companies entered into pursuant to paragraph (f) of Rule 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (202) 238-2205.

Sincerely,

/s/ Hope Brown
Hope Brown
Vice President

Schedule A

Calvert Management Series, a series fund consisting of:

•	Calvert Emerging Markets Focused Growth Fund
•	Calvert Flexible Bond Fund
•	Calvert Floating-Rate Advantage Fund
•	Calvert Global Equity Fund
•	Calvert Global Small-Cap Equity Fund
•	Calvert Small/Mid-Cap Fund
•	Calvert Responsible Municipal Income Fund

Calvert Social Investment Fund, a series fund consisting of:

•	Calvert Balanced Fund
•	Calvert Bond Fund
•	Calvert Conservative Allocation Fund
•	Calvert Equity Fund
•	Calvert Focused Value Fund
•	Calvert Growth Allocation Fund
•	Calvert Moderate Allocation Fund

The Calvert Fund, a series fund consisting of:

•	Calvert Core Bond Fund
•	Calvert High Yield Bond Fund
•	Calvert Income Fund
•	Calvert Mortgage Access Fund
•	Calvert Short Duration Income Fund
•	Calvert Ultra-Short Duration Income Fund

Calvert World Values Fund, Inc., a series fund consisting of:

•	Calvert Emerging Markets Advancement Fund
•	Calvert Emerging Markets Equity Fund
•	Calvert International Equity Fund
•	Calvert International Opportunities Fund

Calvert Variable Trust, Inc. a series fund consisting of:

•	CVT EAFE International Index Portfolio
•	CVT Investment Grade Bond Index Portfolio
•	CVT NASDAQ 100 Index Portfolio
•	CVT Russell 2000 Small Cap Index Portfolio
•	CVT S&P 500 Index Portfolio
•	CVT S&P MidCap 400 Index Portfolio
•	CVT Volatility Managed Moderate Portfolio
•	CVT Volatility Managed Moderate Growth Portfolio
•	CVT Volatility Managed Growth Portfolio

Calvert Responsible Index Series, Inc., a series fund consisting of:

•	Calvert International Responsible Index Fund
•	Calvert US Mid-Cap Core Responsible Index Fund
•	Calvert US Large-Cap Core Responsible Index Fund
•	Calvert US Large-Cap Growth Responsible Index Fund
•	Calvert US Large-Cap Value Responsible Index Fund
A-1

Calvert Impact Fund, Inc., a series fund consisting of:

•	Calvert Global Energy Solutions Fund
•	Calvert Global Water Fund
•	Calvert Green Bond Fund
•	Calvert Small-Cap Fund

Calvert Variable Series, Inc., a series fund consisting of:

•	Calvert VP SRI Balanced Portfolio
•	Calvert VP SRI Mid Cap Portfolio
A-2